EXHIBIT 99.1

                          HEALTHCARE TECHNOLOGIES LTD.

                NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that on December 20, 2006, at 10:30 AM (Israel time), the Annual General Meeting (the "MEETING") of the shareholders of Healthcare Technologies Ltd. (the "COMPANY" or "HEALTHCARE") will be held at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

ON THE AGENDA:

     1. Election of Two Class B Directors and Two Class D Directors.

     2. Re-Election of an External Director.

     3. Approval of an increase in the number of the Company's authorized ordinary shares to 150,000,000, NIS 0.04 nominal value per share and authorized share capital to NIS 6,000,000 (which shall be reduced to 50,000,000 ordinary shares, NIS 0.12 nominal value per share, if the Reverse Share Split described below is duly approved).

     4. Amendment of the Company's Articles of Association to effect a 1-For-3 Reverse Share Split and the increase of the Company's authorized share capital (to the extent that Resolution No. 3 is duly approved).

     5. Appointment of Independent Public Accountants and Authorization of Audit Committee to Determine their Remuneration.

     6. Receipt of Management's Report on the business of the company for the year ended December 31, 2005, and the transaction of such other business as may properly come before the Meeting.

     Shareholders of record at the close of business on November 20, 2006 (the "RECORD DATE") are entitled to notice of, and to participate in and vote at, the Meeting.

     The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure his or her vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not a shareholder intends to attend the Meeting, all shareholders are urged to promptly complete, date and execute the enclosed proxy and mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of the proxy does not deprive the shareholder of such shareholder's right to attend the Meeting and to vote its shares in person.

     Copies of the Company's audited financial statements for the fiscal year ended December 31, 2005, together with the report of its auditors thereon are enclosed herein; copies of such financial statements are also available on the SEC's EDGAR system and they are available for retrieval on the SEC's website at www.sec.gov.

By Order of the Board of Directors,
Daniel Kropf
Chairman of the Board of Directors
November 15, 2006

                          HEALTHCARE TECHNOLOGIES LTD.

                               32 HaShaham Street
                           Petach Tikva 49170, Israel

                           --------------------------

                                 PROXY STATEMENT

                           --------------------------

                     ANNUAL GENERAL MEETING OF SHAREHOLDERS

                         TO BE HELD ON DECEMBER 20, 2006

     This Proxy Statement is being furnished to the shareholders of Healthcare Technologies Ltd., an Israeli company ("HEALTHCARE" or the "COMPANY"), in connection with the solicitation of proxies by the board of directors of Healthcare (the "BOARD OF DIRECTORS"), for use at the Annual General Meeting of the Company's Shareholders to be held on December 20, 2006, and any adjournment thereof (the "MEETING"). This Proxy Statement and the accompanying form of proxy are being mailed to the shareholders of Healthcare on or about November 22, 2006.

     The Company will bear the cost of preparation and mailing of the proxy statement, and the solicitation of proxies.

VOTING

     A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, such shareholder can insure its vote is represented at the Meeting by promptly completing, signing, dating and returning the enclosed proxy form in the envelope provided. Sending in the signed proxy will not affect a shareholder's right to attend the Meeting and vote.

     Pursuant to the Company's Articles of Association, a resolution put to a vote at the Meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth of the issued share capital of the Company, and unless a poll be so demanded, a declaration by the Chairman of the Meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

TIME, DATE AND PLACE

The Meeting will be held on December 20, 2006, at 10:30 AM (Israel time), at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel (Telephone +972-3-927-7233).

RECORD DATE; SHARES ENTITLED TO VOTE

Record Shareholders of Healthcare at the close of business on November 20, 2006 (the "RECORD DATE") are entitled to notice of, and to participate in and vote at, the Meeting.

As of November 15, 2006, 7,702,832 Ordinary Shares, nominal value NIS 0.04 per share (the "ORDINARY SHARES"), of Healthcare were outstanding and entitled to vote at the Meeting. Each outstanding share of Healthcare is entitled to one vote at the Meeting.

One third of the total voting rights in the Company constitute the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to December 27, 2006, at the same time and place, or any other time and place as the Board of Directors shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.

VOTE REQUIRED

Each of Proposals No. 1, 3, 4 and 5 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such proposal (an "ORDINARY MAJORITY").

The resolution on Proposal No. 2 to be presented at the Meeting shall be deemed adopted if approved by the affirmative vote of shareholders present in person or by proxy and holding Ordinary Shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that if the total number of Ordinary Shares voted against such resolution by shareholders that are not "controlling shareholders" (as such term is defined the Israel Securities Law, 1968) (the "CONTROLLING SHAREHOLDERS") of the Company exceeds one per cent (1%) of the aggregate voting rights in the Company, such majority must include the affirmative vote of at least one-third of the votes actually cast with respect to such resolution by shareholders that are not Controlling Shareholders (hereinafter an "ORDINARY AND ONE-THIRD NON-CONTROLLING SHAREHOLDERS MAJORITY").

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS

The following table and notes set forth, as of November 1, 2006, the number of Ordinary Shares owned by all shareholders known to the Company to beneficially own (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended) more than 5% of the Company's ordinary shares.

                                                               PERCENTAGE OF
                                        NUMBER OF ORDINARY    ORDINARY SHARES
NAME AND ADDRESS                               SHARES      OWNED OUTSTANDING (1)
----------------                               ------      ---------------------

Gamida for Life B.V. ("GAMIDA")(2)(3)        4,928,403           63.98%

Drentestraat 24BG

1083 HK Amsterdam

The Netherlands


----------

1. Based on 7,702,832 ordinary shares NIS 0.04 outstanding on November 15, 2006. Also see (2) below.

2. Gamida is the principal holding company of the Gamida Group (formerly the Eryphile Group), which engages in research, development, production and distribution of products and services for Healthcare in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria. Gamida's share ownership increased by 18% in October 2001, mainly due to a private placement. During 2003 Gamida increased its percentage ownership in the Company by 14% through the acquisition of 1,122,317 ordinary shares in a private transaction. Approximately 80% of Gamida's holdings in the Company are held by Bank Leumi Le'Israel Ltd as security for a loan advanced to Gamida by the Bank. So long as the Bank does not demand immediate payment of the loan (which may occur upon the occurance of an event of default), Gamida shall be entitled to exercise the voting rights pertaining to the pledged shares for any purpose not inconsistent with the terms of the pledge. However, as a shareholder, Gamida is required, to oppose certain resolutions, such as, but not limited to, resolutions that might result in the dilution of Gamida's holdings in Healthcare, or result in the reduction in the value of the pledged shares or harm the rights of the Bank under the pledge, except where the Bank has given its prior written consent. Upon the occurrence of a default, the Bank has the right to dispose of the shares, subject to complying with the terms of the pledge agreement.

3. Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors and who served as the Company's Chief Executive Officer from January 2000 until January 2003, is the controlling shareholder of the parent company of Gamida.

COMPENSATION OF DIRECTORS AND OFFICERS

     COMPENSATION OF DIRECTORS

The Company's executive directors (i.e. directors who receive remuneration from the Company either as employees or consultants) are not entitled to receive any separate compensation in consideration for their services as directors of the Company. The Company's non-executive directors receive annual fees which amounted to approximately $5,000 per person in 2005 on account of all services as directors, including participation in board and audit committee proceedings. The members of the board do not receive any additional remuneration upon termination of their services as directors. The Company's non-executive directors for the year of 2005 were Professors. Varda Rotter, Ethan Rubinstein and Samuel Penchas, Mr. Rolando Eisen, and Dr. Elan Penn.

     DIRECTORS AND EXECUTIVE OFFICERS COMPENSATION IN 2005

The aggregate direct compensation paid or accrued on behalf of all directors and executive officers of the Company as a group during the 2005 fiscal year and in respect of such year was approximately $850,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said directors and executive officers in respect of severance pay), as well as annual consultancy fees paid to certain directors and amounts expended by the Company for automobiles made available to its officers (but excluding insurance premiums paid in respect of Directors & Officers' Liability Insurance).

The Company may be deemed to be a "controlled company" under the applicable Nasdaq regulations as the Company's principal stockholder owns approximately 64% of the Company's issued and outstanding shares. As such, the Company is exempt from the requirements of Nasdaq Rule 4350(c)(3) with respect to the compensation of its Chief Executive Officer.

COMPENSATION OF INDIVIDUAL DIRECTORS:

Included in the aggregate directors' and officers' compensation figure for 2005 set forth above were amounts paid pursuant to the following individual compensation arrangements:

Mr. Daniel Kropf: In 2005, the Company reimbursed Gamida Israel for the services of Mr. Kropf as its active chairman at the rate of $10,000 per month.

Mr. Israel Amir: Mr. Amir, who serves as a director of the Company, received approximately $5,000 per month in consulting fees in 2005.

For additional information concerning these arrangements, see "Related Party and Inter-Company Transactions."

SECURITY OWNERSHIP OF MANAGEMENT:

As of December 31, 2005, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding ordinary shares, other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida).

In July 2000, the shareholders of the Company approved the Company's 2000 Incentive Share Option Plan (the "2000 PLAN") adopted by the Company's board of directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company were reserved for issuance under the 2000 Plan, subject to certain adjustment. The 2000 Plan was administered by the board of directors either directly or upon the recommendation of the Share Option Committee. The Company's board of directors appointed the members of the Company's audit committee to also serve as the Company's Share Option Committee.

On August 28, 2003 the Company amended the 2000 Plan, as detailed below, pursuant to amendments to the Israel Income Tax Ordinance regarding options that had come into effect. Under the amended plan, a total of 377,500 ordinary shares of the Company are reserved and authorized for the purpose of the option plan, subject to certain adjustments. The plan is administered by the Board of Directors, (either directly or upon the recommendation of the Share Option Committee), which has broad discretion, subject to certain limitations, to determine the persons entitled to receive options, the terms and conditions on which options are granted and the number of shares subject to each grant. Options under the plan are issued to Israeli employees, directors, office holders, consultants, advisers and service providers of the Company and its subsidiaries.

Following the issuance of options under the amended plan to date, the remaining reserved options amount to 28,000.

The following table sets forth, as of November 1, 2006, the number of options to acquire ordinary shares of the Company, owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:


   NAME        NO. OPTIONS  EXERCISE PRICE             TERMINATION DATE
   ----        -----------  --------------             ----------------

Eran Rotem        75,000        $0.38      180 days from the date of termination
                                           of Mr. Rotem's employment agreement *

                  62,000        $0.85      180 days from the date of termination
                                           of Mr. Rotem's employment agreement
                                           *****

Moshe Reuveni    100,000        $0.35      180 days from the date of termination
                                           of Mr. Reuveni's employment agreement
                                           **

Yacob Ofer        62,500        $0.86      180 days from the date of termination
                                           of Mr. Ofer's employment agreement***

Luly Gurevitch    30,000        $0.72      60 days from the date of termination
                                           of Mr. Gurevitch's employment
                                           agreement****

* five year vesting schedule: 1/5 on each of May 20, 2003, 2004, 2005, 2006 and 2007.

** four year vesting schedule: 1/4 on each of February 1, 2004, 2005, 2006 and 2007.

*** three year vesting schedule: 1/3 on each of August 24, 2005, 2006, and 2007.

****      three year vesting schedule: 1/3 on each of July 24, 2006, and 2007

***** five year vesting schedule: 1/5 on each of November 5, 2007, 2008, 2009, 2010 and 2011.

RELATED PARTY AND INTER-COMPANY TRANSACTIONS

The following is a description of certain transactions between the Company and its parent company, its affiliates, its officers, its subsidiaries, and other matters. The management of the Company believes that the related party transactions described hereinafter (other than transactions between the Company and its wholly owned subsidiaries or among the subsidiaries) has been at least as favorable to the Company as it could have negotiated with unrelated third parties.

     ARRANGEMENTS WITH OFFICERS AND DIRECTORS

     PROFESSOR ETHAN RUBINSTEIN Professor Rubinstein served as a scientific advisor to Savyon Diagnostics Ltd ("SAVYON") from September 1989 for an annual fee of $18,000, such appointment being for a term of twelve months, but automatically renewable for additional 12-month periods. The arrangement ceased at the end of December 2000.

During 2004, the Company's audit committee, the board of directors and shareholders, respectively, approved an aggregate payment to Professor Rubinstein of approximately $2,000 in consideration of his engagement to attend Procognia's board meeting in London regarding the Company's investment in Procognia (defined below) and the dilution of the Company's holdings following a round of investments in Procognia.

     ISRAEL AMIR Mr. Amir serves as a director of the Company. He receives $5,000 per month from the Company as consultancy fees.

     SERVICES ARRANGEMENTS

     GAMIDA FOR LIFE (ISRAEL) LTD.

     Following approval by the Company's audit committee and board of directors in November 2004 the Company's shareholders, on December 20, 2004, approved the following: Effective as of January 1, 2004, the annual service fees payable by the Company to Gamida For Life (Israel) Ltd. ("GAMIDA ISRAEL"), a related company, in consideration for the services of Mr. Daniel Kropf as Chairman of the Board of Directors shall be $120,000 per annum, such fees to continue to be paid on a monthly basis plus VAT at the rate legally applicable at the time of payment, and both said services and the payment of such fees to remain mutually terminable upon ninety (90) days' prior written notice by either the Company or Gamida Israel.

No additional fees were paid in respect of Mr. Kropf's services while acting as Chief Executive Officer of the Company.

Until March, 2002, Gamida Israel, provided the Company with financial management, accounting and book-keeping services for an aggregate annual fee of $316,000, which had been approved by the Company's board of directors, audit committee and shareholders meeting. In March 2002, the Company's board of directors, audit committee and shareholders approved a revision of the foregoing arrangements, as a result of which the Company, with effect from January 2002, is to provide the Gamida Group (i.e Gamida Israel, Gamida Medequip Ltd. and Savyon Diagnostics Ltd. - all related companies) as well as itself with the services previously rendered by Gamida Israel and Gamida Group is to reimburse the Company for its proportionate share of the expenses of providing such services. Accordingly, the Company received payment amounting to an annual sum of approximately $262,000 for the year 2005 from the Gamida Group for such services.

     MR. GARETH KEENE, who is a director of Gamida, provides legal advice to the Company and its subsidiaries through Gamida Israel. During 2005, Mr. Keene provided such legal services at a cost amounting to approximately $26,000.

     MR. MOSHE REUVENI, who took office as the Company's Chief Executive Officer as of January 2003, is paid a monthly fee of $5,000.

THE SAVYON TRANSACTION

Prior to the transaction described in this section (the "SAVYON TRANSACTION"), Pronto Technologies Ltd. ("PRONTO") was called Savyon Diagnostics Ltd. The company changed its name from Savyon Diagnostics to Pronto in order to permit the new company, established for the purposes of the Savyon Transaction, to adopt the name Savyon Diagnostics Ltd.

On December 31, 2002, the Company and Pronto, which has since merged into Gamidor, entered into agreements with the Levine Family LP ("LF"), controlled by Dr. Martin Lee, to establish Savyon Diagnostics Ltd. for the purpose of acquiring Pronto's clinical laboratory diagnostics business for a purchase price of approximately $1.9 million.

In connection with the Transaction, Dr. Lee agreed to loan Savyon $1.2 million to be used to pay a portion of the $1.9 million purchase price to Pronto. These funds were advanced as agreed and have been duly remitted in partial payment of such purchase price. The loan bears an interest rate of libor plus 1.75% and has no fixed repayment date.

The Company and Dr. Lee respectively own fifty percent of Savyon. Each of them has the right to appoint three members of the board of directors. Dr. Lee is the chief executive officer and Mr. Daniel Kropf is the chairman of the board.

The purchase agreements with LF provide for certain buy and sell provisions, rights of first refusal and co-sale rights with respect to Savyon's shares. They also provide that Savyon will provide certain manufacturing services to the Company.

As part of the Savyon transaction, the prior merger between Pronto and GamidaGen was cancelled.

Dr. Lee was a founder, Chief Executive Director and Laboratory Director of Great Smokies Diagnostic Laboratory, with almost 300 employees and doing business in over 30 countries. Dr. Lee has Ph.D. in biochemistry and microbiology. His career has included senior clinical positions at Lakeview and Meadowlands Clinical Lab Services, Rockland Medilabs, Corning Medical, Coulter Electronics and Pharmacia Fine Chemicals.

PROCOGNIA FINANCING

On March 31, 2005, the Board of Directors and Audit Committee approved the sale of all the Company's shares in Procognia Ltd. to Gamida. A predecessor of Procognia was formerly a subsidiary of the Company. As a result, despite being only about a 4% equity investee of the Company and although the Company did not have any financial liabilities in respect of its investment in Procognia, under U.S. GAAP the Company was required to consolidate its proportionate share of Procognia's accumulated losses in the Company's balance sheet which amounted to $4,761,000 at December 31, 2004. As a result, the Board of Directors determined that it would be in the Company's best interests to dispose of its holdings in Procognia.

On April 15, 2005, the Company announced that it received notice from Nasdaq indicating that based on, the Company's stockholders' equity which was $1,921,000, the Company is not in compliance with the minimum $2,500,000 stockholders' equity requirement for continued listing on Nasdaq. Therefore, the Nasdaq Staff is reviewing the Company's eligibility for continued listing on Nasdaq.

As requested by Nasdaq, the Company provided Nasdaq with a definitive specific plan to achieve and sustain compliance with the listing requirements through the previously announced sale of all the Company's shares in Procognia to Gamida, which would result in an increase in stockholder's equity of approximately $4.8 million thereby regaining compliance with the stockholders equity requirement for continued listing.

On May 29, 2005, the shareholders of the Company approved the sale of all the Company's shares in Procognia to Gamida. The material terms of the agreement are as follows:

     1. Upon signing the agreement, Gamida paid the Company an initial payment of $10,000 in consideration for all of the shares in Procognia held by the Company (the "PROCOGNIA SHARES").

     2. Gamida shall pay the Company, upon the sale of the Procognia Shares, all amounts received in consideration therefore (the "CONSIDERATION") equivalent to an amount no greater than $420,000, plus, if any, 30% of the remaining Consideration.

     Notwithstanding the above, in the event Gamida, within one year of the execution date of the agreement, either sells the Procognia Shares and/or executes a letter of intent with a potential purchaser of the Procognia Shares (the "SALE"), then, Gamida shall pay the Company, upon the Sale of the Procognia Shares, all amounts received in consideration therefore (the " YEAR ONE CONSIDERATION") up to $420,000, plus, if any, 80% of the remaining Year One Consideration.

     ASSIGNMENT OF INTER COMPANY DEBTS:

The Company's Board of Directors and Audit Committee approved the assignment by Gamidor to the Company all of its rights with respect to Danyel's debt to Gamidor, in the amount of NIS 9,450,118 as satisfaction of Gamidor's debt to the Company in the amount of NIS 9,450,118, effective as of January 1, 2005.

LEASE ARRANGEMENTS

The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in, Petach-Tikva, Ashdod and Rehovot in Israel.

The Company's offices are located in Petach Tikva and are leased from Gamida Israel, a company controlled by Gamida. During 2005 the Company leased 220 square meters with parking for an annual rental fee of approximately $38,000, linked to the Israeli consumer price index, which includes rent and parking charges.

Gamidor Diagnostics (1984) Ltd.'s ("GAMIDOR") principal offices are located at the same location in Petach Tikva and are leased from Gamida Israel. Gamidor leases approximately 265 square meters of space plus parking space for an annual rental fee of approximately $50,000, linked to the Israeli consumer price index. Such lease currently extends until September 2007. In addition, Gamidor has extended and increased its lease of a warehouse in Petach Tikva to approximately 450 square meters for an annual rental fee of approximately $43,000. The extension is for an additional two years ending September 2007.

Danyel Biotech Ltd.'s ("DANYEL") principal offices, including its administrative and technical service laboratory facilities, are located in the Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters at an annual rental fee of approximately $35,000 (linked to the Israeli consumer price index) for a period of five years, ending May 30, 2005. The agreement was extended for an additional three years for an annual rental fee of approximately $27,000. In addition, Danyel leases a warehouse of approximately 270 square meters for an annual rental fee of approximately $16,000 for a period of five years, ending June 30, 2008.

The Ashdod facilities are held by Savyon under the terms of a lease agreement from 1993, which as of August 1, 2004 was extended for an additional ten years, pursuant to which Savyon leases approximately 2,300 square meters of space at an annual rental fee of approximately $185,000, linked to the Israeli consumer price index. Savyon's obligations under the terms of this lease are secured by a bank guarantee of approximately $185,000. These facilities, which are used for research and development activities, as well as for production and marketing of products, have been designed to comply with Good Manufacturing Practices requirements. The Ashdod site generally operates on a one-shift basis and there is presently capacity available to accommodate future growth.

The Company believes that its facilities are well maintained and in good operating condition, and will be adequate for its operations for the foreseeable future.

ACQUISITION OF GAMIDA GEN

In January 2001, the Company acquired all of the issued and outstanding shares of Gamida Gen Ltd. ("GAMIDAGEN"), formerly controlled by Gamida, in consideration for the issuance of 1,000,000 of the Company's ordinary shares to the shareholders of GamidaGen. GamidaGen's aggregate outstanding debts to third parties (including banks) amounted to approximately $0.7 million, in addition to approximately $0.3 million owed to the Company. As part of the acquisition the Company agreed to assume a guarantee of up to $270,000 of Gamida Gen's debts in favor of an Israeli commercial bank (included in the above sum of third party debts) provided by DMI Investments B.V. ("DMI"). DMI had thereafter been required by the bank to discharge its obligations pursuant to its guarantee. In September 2004, the Company entered into an agreement by and among DMI, the Company and Gamida Gen pursuant to which the Company issued to DMI, fifty-four thousand one hundred and five ordinary shares of the Company in consideration of DMI fully and finally releasing the Company of any obligation which it may have in connection with DMI's demands to be reimbursed for the amount of approximately $270,000.

RECENT DEVELOPMENTS

     IMMVARX TRANSACTION

     On July 26, 2005, Healthcare Technologies signed a definitive agreement with ImmvaRx, Inc. (a company engaged in the development of therapies and diagnostic techniques addressing the adenocarcinoma class of cancers and certain kinds of allergies) and Gamida, for the transfer of all of ImmvaRx's assets, including its intellectual property, to Healthcare and for the sale of all of Healthcare's holdings in other companies to Gamida (the "IMMVARX AGREEMENT"). On January 30, 2006, the ImmvaRx Agreement was terminated, before the closing could take place, in accordance with its terms.

     CHAIM SHEBA MEDICAL CENTER TRANSACTION

On June 26, 2006 the Company announced that the State of Israel's Chaim Sheba Medical Center has selected PerkinElmer, Inc.'s neonatal screening technology to create a comprehensive newborn screening program that is intended to cover every child born in Israel. PerkinElmer's clinical diagnostics division is represented throughout Israel by Healthcare (via Gamidor) together with PerkinElmer's regional distributor, HVD Vertriebs Gmbh ("HVD").

Under the terms of this transaction, PerkinElmer, via the Gamidor and HVD, will provide the State of Israel with instrumentation, reagents, scientific expertise, and an informatics system that will enhance Israel's neonatal screening and data management capabilities. The system will allow the Sheba Medical Center to implement a comprehensive solution that will electronically track laboratory workflow from sample receipt and preparation, through the analytical steps, to quality control review, reporting and follow-up.

The contract will fulfill a recent mandate by the Medical Research Infrastructure Development and Health Services Fund to substantially expand its newborn screening program to cover Israel's entire population and increase the number of tests that will be screened for indications of disease.

                 MATTERS RELATING TO THE ANNUAL GENERAL MEETING

          At the Meeting, the shareholders will be asked to vote on the following proposals:

                                 PROPOSAL NO. 1

           ELECTION OF TWO CLASS B DIRECTORS AND TWO CLASS D DIRECTORS

Currently, the directors of the Company, and the classes in which they serve are as follows:

Name              Age  Position with the Company

Daniel Kropf      58   Chairman of the Board of Directors and Director (Class D)

Moshe Reuveni     50   Chief Executive Officer and Director (Class A)

Eran Rotem        38   Chief Financial Officer

Yacob Ofer        57   Director (Class D)

Rolando Eisen     64   Director (Class C)

Samuel Penchas    66   Director (Class B)

Israel Amir       64   Director (Class B)

Ethan Rubinstein  64   Director (Class A)

Varda Rotter      59   External Director

Elan Penn         55   External Director

Luly Gurevitch    45   Director (Class C)

Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and was also its Chief Executive Officer from January 2000 until January 2003. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which forms a part of the Gamida Group of companies, and chaired Migada Ltd., a medical device manufacturing company.

Mr. Kropf is the Secretary-General of the Centre European Juif d'Information ("CEJI") in Brussels and, is a life-time member of the ADL National Commission in the USA. He also serves as Chairman of two, non-profit organizations based in Holland, the Education for Life Foundation and the Universal Education Foundation, and he serves on the board of the Evens Foundation. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Turin.

Mr. Moshe Reuveni was appointed as the Company's Chief Executive Officer in January 2003. Mr. Reuveni has been a director of the Company since March 1996. Mr. Reuveni also currently serves as the Managing Director of Gamida MedEquip Ltd. (a subsidiary of Gamida). Mr. Reuveni served as a director and Chief Financial Officer of Rosebud Medical Ltd. from March 1996 to January 2000. From December 1990 to December 1999, he served as General Manager of Gamida for Life (Israel) Ltd. Mr. Reuveni also currently serves as a director of certain of the Company's subsidiaries: Gamidor and Danyel. Mr. Reuveni is a Certified Public Accountant and received his B.A. in Accounting and Economics from Tel-Aviv University.

Mr. Eran Rotem has since May 2002 served as the Company's Chief Financial Officer. During April 2006, Mr. Rotem was appointed as a director of Afferix Ltd. Mr. Rotem served as a senior manager in Ernst & Young, Certified Public Accountants, from 1995 until April, 2002. He is a CPA and received his B.A. in Accounting and Finance from the Tel-Aviv College of Management.

Mr. Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until May 1997. Since January 1, 2001, Mr. Ofer has been the Chief Executive Officer of Gamidor. He was formerly a director of Rosebud. Mr. Ofer received his academic degree in Chemistry from Tel-Aviv University.

Mr. Rolando Eisen has served as a director of the Company since December 1999. Mr. Eisen also serves as a director in the following Israeli companies:
Mercantile Discount Bank Ltd. since 1986, ABJAC Israel Oil and Gas Exploration Ltd. since 1991, Merhav Ltd. since August 1999, I.D.B. Holdings Ltd. since December 2000 (as an external director), and Koor Industries Ltd. and Amidar since 2002. Mr. Eisen also serves in various board and/or management positions with other Israeli Companies and/or business activities. Mr. Eisen received his B.Sc. in Industrial Management from the Carnegie Institute of Technology in Pittsburgh and participated in graduate studies towards a Ph.D. in Applied Mathematics and Computer Science at the Northwestern University in Evanston, Illinois.

Prof. Samuel Penchas was elected to serve as a Director of the Company by the Board of Directors on July 22, 2004. Between the years 1981 and 1999 he served, among other positions, as the Director General of the Hadassah Medical Organization. Prof. Penchas currently serves as a member of the board of directors of the following corporations and organizations: Bank Hamizrachi Funds, Rosebud Medical Ltd., Comsec Ltd., and Migdal Insurance Holdings Co. Ltd. Prof. Penchas also currently holds the following positions: Professor of Health Administration and Associate Professor of Medicine at the Hebrew University Hadassah Medical School, Foreign Associate of the USA Academy of Science-Institute of Medicine and an Advisor to the Prime Minister of the Republic of Srpska.

Mr. Israel Amir has served as a director of the Company since January 2000. Mr. Amir has also served as an external director of Dan Vehicle and Transportation (D.R.T) Ltd., an Israeli public company and as a member of the boards of directors of several private Israeli companies (AT&T (Israel), TNS Teleseker Ltd., Israel Amir Consulting Ltd., SCT Stem Cell Technologies Ltd. and Tele-Gal Ltd.). Mr. Amir has served since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

Prof. Ethan Rubinstein has served as a director of the Company from July 1991 until October 1992 and since February 1993 and thereafter. Prof. Rubinstein also served as a director in Careline Ltd. from January 1990 until December 1995 and as a member of the board of Agis Ltd. from 1996 to 2001. He is currently a board member of Meditor Ltd. Prof. Rubinstein received his M.D. in Medicine from Basel University in Switzerland and his LL.B. in Law from Tel-Aviv University.

Prof. Varda Rotter has since October 2001 been serving as an External Director of the Company. Prof. Rotter received her B.Sc. and M.Sc. from Bar-Ilan University in 1969 and 1971 respectively, and a Ph.D. in Cell Biology from the Weizmann Institute of Science, Rehovot, in 1976. Following post-doctoral research at the Center for Cancer Research of the Massachusetts Institute of Technology, she joined the Weizmann Institute's Department of Cell Biology. She was appointed Associate Professor in 1985 and Full Professor in 1992, and currently holds the Norman and Helen Asher Professorial Chair in Cancer Research at the Institute. Prof. Rotter is a genetic engineer, building biological bridges in the submicroscopic world of cancer research, focusing on certain tumor suppressor genes which may be used to obstruct the proliferation of cancer cells.

Mr. Luly Gurevitch was appointed to serve as a director on December 29, 2005. Luly Gurevitch, together with the Company, founded Danyel Biotech Ltd. in 1999, and he has served as Danyel's Chief Executive Officer since such time. Prior to this appointment, he was Director of Marketing and subsequently Deputy General Manager of Gamidor Ltd. Mr. Gurevich, prior to joining the Gamida For Life Group in 1991, was the Protein Purification Product Specialist in Dexmor Ltd. He started his career in the field of Marketing and Supporting Life Science products after 6 years' experience as an R&D and Process Development technician for Sigma Israel Ltd. (formerly Bio Makor), where he was involved in protein purification, characterization and scale -up.

Dr. Penn was appointed as an External Director of the Company in December 2003. Since 2002, he has owned and managed a private publishing house (Penn Publishing Ltd.). Dr. Penn was previously V.P. Finance of A.I- Research & Development of Artificial Intelligence Ltd. From 1998 to 2000. Dr. Penn was a Director and the Chief Executive Officer of Sivan Computer Training Company Ltd. (traded on the
TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From 1987 to 2000 Dr. Penn was V. P. Finance, Mashov Computers Ltd. (traded on the
TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla Communications Ltd. (traded on the TASE), as well as of several international subsidiaries of the Mashov Computers Ltd. group of companies. In 2005, he was appointed as a director and audit committee member of Magic Software Enterprises Ltd. and Telkor Power Supplies Ltd. Dr. Penn completed his PhD in Management Science, Imperial College of Science & Technology, University of London and Economics at the Hebrew University of Jerusalem.

The Company has determined that Ms. Varda Rotter and Messrs. Rolando Eisen, Ethan Rubinstein, Elan Penn, and Samuel Penchas are independent directors under the applicable Nasdaq and SEC regulations.

TERMS OF OFFICE

The Company's Articles of Association, as amended, provide for a board of directors consisting, in addition to the two External Directors to be appointed and hold office in accordance with the provisions of the Israel Companies Law, 1999 and any Regulations enacted thereunder (the "COMPANIES LAW"), of not less than two nor more than eight members, classified with respect to the time for which each of the directors hold office, into up to four classes, each class to include two directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders ("AGM") convened in the year 1999, Class B directors to hold office initially for a term expiring at the AGM convened in the year 2000, Class C directors to hold office initially for a term expiring at the AGM convened in the year 2001 and Class D directors to hold office initially for a term expiring at the AGM convened in the year 2002.

At each AGM as of and following the AGM convened for the year 1999, the successors to the class of directors whose term expires at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. Directors whose terms of office have expired may be re-elected.

In the event of any election of directors in accordance herewith increasing the number of directors then holding office up to the maximum number provided above (i.e. eight), the additional directors, and in the event of any vacancy on the Board of Directors due to death, resignation, removal, disqualification or any other cause, the successors to fill the vacancies, shall be elected only by a majority of the directors then in office. Directors appointed to newly created directorships in the manner provided above resulting from any increase in the authorized number of directors or any vacancies on the Board of Directors resulting from death, resignation, removal, disqualification or any other cause shall hold office for a term expiring at the next AGM at which term of the class to which they have been elected expires.

The Companies Law requires the board of directors of a public company to determine the number of directors who shall possess accounting and financial expertise as set out in regulations promulgated under the Companies Law. On March 29, 2006, the board of directors determined the minimum number to be two directors. In addition, the law was amended to require that, at least one external director have financial and accounting expertise, and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws. The Company may be deemed to be a "controlled company" under the applicable Nasdaq regulations because the Company's principal stockholder owns approximately 64% of the Company's issued and outstanding shares. As such, the Company is exempt from the requirements of Nasdaq Rule 4350(c) with respect to the nomination of directors.

ALTERNATE DIRECTORS

The Articles of Association of the Company provide that any director may, by written notice to the Company, appoint another person to serve as an alternate director, subject to the approval of the directors, and may cancel such appointment. According to the Companies Law, the following persons may not be appointed nor serve as an alternate director: (i) a person not qualified to be appointed as a director, (ii) an actual director, or (iii) another alternate director. Appointment of an alternate director for a member of a committee of the board of directors is only permitted if the alternate director is a member of the board of directors and does not regularly serve as a member of such committee. If the committee member being substituted is an external director, such alternate director may only be another outside director possessing the same expertise as the external director being substituted and may not be a regular member of such committee. There are currently no alternate directors.

EXTERNAL DIRECTORS [SEE PROPOSAL 2 BELOW]

AUDIT COMMITTEE

The Companies Law requires that certain transactions, actions and arrangements be approved in certain cases, by the audit committee of the company's board of directors, whose members meet certain criteria of independence as defined in the Companies Law and by the board of directors itself and in certain circumstances, shareholder approval is also required. The vote required by the audit committee and the board of directors for approval of such matters, in each case, is a majority of the disinterested directors participating in a duly convened meeting. The audit committee has a written charter which has been filed as an exhibit to the Company's annual report filed on Form 20-F.

The Company's audit committee is comprised of Prof. Varda Rotter, Prof. Samuel Penchas and Dr. Elan Penn. Mr. Ethan Rubinstein resigned from the audit committee on May 30, 2005. The Company has determined that the members of the audit committee meet the applicable Nasdaq and SEC independence standards. In addition, the Company has determined that Dr. Elan Penn is a financial expert as defined by the SEC.

NOMINEES FOR DIRECTORS

At the Meeting, the candidacy of (i) the incumbent Class B Directors, Mr. Israel Amir and Prof. Samuel Penchas, and (ii) the incumbent Class D Directors, Messrs. Daniel Kropf and Yacob Ofer, will be presented to the shareholders for election, to serve as Class B Directors and Class D Directors respectively, pursuant to the provisions of the Company's Articles of Association.

The shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED THAT MR. ISRAEL AMIR AND PROF. SAMUEL PENCHAS ARE HEREBY ELECTED AS CLASS B DIRECTORS AND MESSRS. DANIEL KROPF AND MR. YACOB OFER ARE HEREBY ELECTED AS CLASS D DIRECTORS, EACH TO SERVE IN HIS RESPECTIVE OFFICE SUBJECT TO THE PROVISIONS OF THE COMPANY'S ARTICLES OF ASSOCIATION."

The ratification and approval by the shareholders for the above resolution requires the affirmative vote of an Ordinary Majority (as defined above in this proxy statement).

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" the adoption OF THIS
RESOLUTION.

                                 PROPOSAL NO. 2

                       RE-ELECTION OF AN EXTERNAL DIRECTOR

Pursuant to the Companies Law, Israeli companies with shares that have been offered to the public inside or outside of Israel are required to appoint two external directors. No person may be appointed as an external director if the person or the person's relative, partner, employer or any entity under the person's control, has or had, on or within the two years preceding the date of the person's appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company.

The term "affiliation" includes:

o    an employment relationship;

o    a business or professional relationship maintained on a regular basis;

o    control of the company; and

o    service as an office holder.

No person may serve as an external director if the person's position or other business activities create, or may create, a conflict of interest with the person's responsibilities as an external director or may otherwise interfere with the person's ability to serve as an external director.

A person shall be qualified to serve as an external director only if he or she possesses accounting and financial expertise or professional qualifications. At least one external director must posses accounting and financial expertise and the other external directors are to possess professional qualifications, as promulgated by regulations to the Companies Law. These regulations provide that financial and accounting expertise require such external director to possess a high level of understanding in business matters, such that he or she can read and understand financial statements in depth and be able to raise issues with respect to the manner in which the financial data is presented therein. The company's board of directors is to determine such candidate's qualifications based on his or her education, experience and skills regarding financial and control matters in companies of similar size and in a similar industry and knowledge of preparation and approval of financial statements under the Companies Law and Israeli securities laws. These requirements do not apply to external directors appointed before the recent amendment to the Companies Law but will apply to their re-appointment for an additional term.

Each committee of a company's Board must include at least one external director and both external directors must be members of the Audit Committee

They are entitled to obtain all information relating to such company's management and assets and to receive assistance, in special cases, from outside experts at the expense of the company. The Companies Law imposes an obligation on these directors to convene a meeting of a company's board of directors upon becoming aware of matters that suggest infringements of law, neglect of good business practice or improper conduct.

An external director is entitled to compensation, as provided for in regulations adopted under the Companies Law, but is prohibited from receiving any other compensation, directly or indirectly, in connection with service provided as an external director.

The initial term of an external director is three years and may be extended for an additional three-year period. Thereafter, he or she may be reelected by our shareholders for additional periods of up to three years each, in each case provided that the audit committee and the board of directors confirm that, in light of the external director's expertise and special contribution to the work of the board of directors and its committees, the reelection for such additional period(s) is beneficial to the company .External directors may be removed only by the same percentage of shareholders as is required for their election, or by a decision of the court, and then only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company.

On December 18, 2003, the Company's shareholders appointed Dr. Elan Penn as an External Director and his term of office expires in December 2006. The Company's Board of Directors have approved the nomination of Dr. Elan Penn for re-election as an External Director for an additional term.

Since 2002, Dr. Penn has owned and managed a private publishing house (Penn Publishing Ltd.). Previously, Dr. Penn was V.P. Finance of A.I- Research & Development of Artificial Intelligence Ltd. From 1998 to 2000 Dr. Penn was a Director and the Chief Executive Officer of Sivan Computer Training Company Ltd. (traded on the TASE) and a Director and V.P. Finance of Mentortech Inc. (traded on NASDAQ), both companies being part of the Formula Systems Ltd. group of companies. From 1987 to 2000, Dr. Penn was V. P. Finance, Mashov Computers Ltd. (traded on the TASE) and Magic Software Enterprises Ltd. (traded on NASDAQ), both companies also being part of the Formula Systems Ltd. group. He has served as a member of the Board of Directors of Mashov Computers Ltd. and Walla Communications Ltd. (traded on the TASE), as well as of several international subsidiaries of the Mashov Computers Ltd. group of companies. In 2005, he was appointed as a director and audit committee member of Magic Software Enterprises Ltd and Telkor Power Supplies Ltd. Dr. Penn completed his PhD in Management Science, Imperial College of Science & Technology, University of London and Economics at the Hebrew University of Jerusalem.

External directors are to be elected by a majority vote at a shareholders' meeting, provided that such majority includes at least one-third of the shares held by non-controlling shareholders voted at the meeting or that the total number of shares held by non-controlling shareholders voted against the election of the director does not exceed one percent of the aggregate voting rights in the Company.

In light of the aforementioned, the shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED THAT DR. ELAN PENN IS HEREBY ELECTED AS AN EXTERNAL DIRECTOR OF THECOMPANY FOR AN ADDITIONAL THREE-YEAR TERM PURSUANT TO THE COMPANIES LAW."

The ratification and approval by the shareholders for the above resolution requires the vote of an Ordinary and One-Third Non-Controlling Shareholders Majority (as defined in this proxy statement).

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.

                                 PROPOSAL NO. 3

               INCREASE OF THE COMPANY'S AUTHORIZED SHARE CAPITAL

To ensure the availability of a sufficient number of authorized shares for future issuances, the Board has approved the increase of the Company's authorized shares from 40,000,000 Ordinary Shares, NIS 0.04 per share, to 150,000,000 shares, NIS 0.04 per share and its authorized share capital from NIS 1,600,000 to NIS 6,000,000 (which shall be reduced to 50,000,000 Ordinary Shares, NIS 0.12 nominal value per share, if the Reverse Share Split described below is duly approved).

At November 15, 2006, the Company had 7,702,832 Ordinary Shares issued and outstanding, 404,500 Ordinary Shares reserved for issuance upon exercise of outstanding stock options and 28,000 Ordinary Shares reserved for issuance upon exercise of options that may be granted in the future under the Company's stock option plans.

The Ordinary Shares shall be alike and equal in all respects and shall have one vote for each share. Dividends payable in cash or in any other medium may be declared by the Board and paid on the Ordinary Shares. In the event of voluntary or involuntary liquidation, dissolution, distribution of assets or winding-up of the Company, the holders of the Ordinary Shares shall be entitled to receive all of the remaining assets of the Company of whatever kind available for distribution to shareholders ratably in proportion to number of Ordinary Shares held by them respectively.

PURPOSE AND EFFECT OF THE PROPOSED AMENDMENT

The Board believes that the availability of additional authorized but unissued Ordinary Shares will provide the Company with the flexibility to issue Ordinary Shares for a variety of corporate purposes, such as to raise capital, make acquisitions, effect future stock splits and stock dividends and to adopt additional employee benefit plans or to reserve additional shares for issuance under such plans.

No additional action or authorization by the Company's shareholders would be necessary prior to the issuance of such additional shares, unless required by applicable law or the rules of any stock exchange or national securities association trading system on which the Ordinary Shares is then listed or quoted. The Company reserves the right to seek a further increase in authorized shares from time to time in the future as considered appropriate by the Board.

Under the Company's Articles and Memorandum of Association, the Company's shareholders do not have preemptive rights with respect to Ordinary Shares. Thus, should the Board elect to issue additional Ordinary Shares existing shareholders would not have any preferential rights to purchase such shares.

The issuance of the additional Ordinary Shares could have the effect of diluting earnings per share and book value per share, which could adversely affect the Company's existing shareholders.

The increase in the authorized share capital will become effective upon filing of an Amendment to the Company's Articles of Association with the Israel Companies Registrar. However, the Board retains discretion not to implement the increase. If the Board exercised such discretion, the number of authorized shares would remain at current levels.

The shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED, INCREASE THE NUMBER OF THE COMPANY'S AUTHORIZED SHARES TO 150,000,000 ORDINARY SHARES, NIS 0.04 PER SHARE AND ITS AUTHORIZED SHARE CAPITAL TO NIS 6,000,000."

Approval of the increase to the Company's authorized share capital requires the vote of an Ordinary Majority.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.

                                 PROPOSAL NO. 4

     AMENDMENT OF THE COMPANY'S ARTICLES OF ASSOCIATION TO EFFECT A 1-FOR-3
                              REVERSE SHARE SPLIT

At the Meeting, the shareholders will be asked to approve an amendment to the Company's Articles of Association, in order to effect a 1-for-3 reverse share split of the Ordinary Shares (the "REVERSE SHARE SPLIT").

The primary reasons the Reverse Stock Split is being proposed are to maintain the eligibility of the Ordinary Shares for listing on The Nasdaq Capital Market and to increase the Ordinary Shares' attractiveness to potential investors. In order to maintain their listing on The Nasdaq Capital Market, the minimum daily closing bid price per share of the Ordinary Shares must be $1.00 or greater in accordance with Nasdaq Marketplace Rule 4450. On July 17, 2006, the Company received a deficiency letter from The NASDAQ Stock Market indicating that the Company was not in compliance with the minimum bid price requirement for continued listing on the Nasdaq Capital Market. The letter also stated that the Company can regain compliance with the bid price requirement if, at any time before January 16, 2007, the bid price of its Ordinary Shares closes at or above $1.00 per share for a minimum of ten consecutive business days. This failure to comply with this requirement for continued listing on The Nasdaq Capital Market subjects the Ordinary Shares to possible delisting.

The Board recommends effecting the Reverse Share Split, where every three Ordinary Shares, NIS 0.04 nominal value each, will be consolidated into one Ordinary Share, NIS 0.12 nominal value. This would bring about a reclassification of the Company's registered and issued share capital, such that the Company's registered share capital would be comprised of 50,000,000 (on the assumption that Proposal No. 3 will be duly approved by the Company's shareholders) Ordinary Shares NIS 0.12 nominal value each, ranking pari passu in all respects and its issued share capital would be approximately 2,568,000 Ordinary Shares NIS 0.12 nominal value each. The Reverse Share Split will affect all Company shareholders uniformly and will not affect any shareholder's percentage ownership interest in the Company, except to the extent that the reverse-split will result in any of the shareholders owning a fractional share or option. The exercise price and the number of shares issuable pursuant to certain outstanding options and warrants will automatically be adjusted in accordance with the Reverse Share Split. Thus, for every 3 old Ordinary Shares previously issuable upon exercise of the options or warrants, the holders of these convertible securities will, upon exercise thereof, now receive 1 new Ordinary Share of NIS 0.12 nominal value for the same aggregate amount of consideration paid. No fractional shares will be issued as a result of the Reverse Share Split. Instead, all fractional shares which are one-half share or more will be increased to the next higher whole number of shares and all fractional shares which are less than one-half share will be decreased to the next lower whole number of shares.

It is anticipated by the Board that the increase in the price level of the Ordinary Shares as a consequence of the reverse split might be proportionately less than the decrease in the number of Ordinary Shares outstanding, thus reducing the aggregate market value of the Company. However, although no assurance can be given, it is anticipated that the Reverse Share Split will have the effect of sufficiently raising the bid price of the Company's Ordinary Shares above $1.00 per share. The Company cannot however assure that it will be able to continue to meet this or other Nasdaq requirements (such as publicly held shares with a value of at least $5 million), to maintain its Nasdaq Capital Market listing, in which case it will apply for a transfer of its Ordinary Shares to the Nasdaq Over- the- Counter Bulletin Board.

After the effective date of the Reverse Share Split (to be determined by the Board), shareholders will be notified and requested to surrender their old share certificates for certificates representing new shares. Until so surrendered, each certificate representing old shares will be deemed for all corporate purposes after such effective date to evidence ownership of new shares in the appropriate reduced number. The transfer agent for the Company is Continental Stock Transfer and Trust Company, 17 Battery Place, New York, NY 10004. Shareholders holding Company shares in "street name" through a bank, broker or other nominee will effect the Reverse Share Split for their beneficial owners.

If Proposal No. 3 is not approved, it is possible that the Ordinary Shares will cease to be listed and traded on The Nasdaq Capital Market. Such delisting would significantly and adversely affect the trading in and liquidity of the Ordinary Shares.

The shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED, TO EFFECT A REVERSE-SPLIT OF THE ORDINARY SHARES (ON THE EFFECTIVE DATE TO BE DETERMINED BY THE BOARD) WHERE EACH THREE ORDINARY SHARES NIS 0.04 NOMINAL VALUE EACH WILL BE CONSOLIDATED INTO ONE SINGLE ORDINARY SHARE OF NIS 0.12 NOMINAL VALUE, SUCH THAT THE REGISTERED SHARE CAPITAL OF THE COMPANY WILL BE 50,000,000 (ON THE ASSUMPTION THAT PROPOSAL NO. 3 WILL BE DULY APPROVED BY THE COMPANY'S SHAREHOLDERS) ORDINARY SHARES NIS 0.12 NOMINAL VALUE EACH, RANKING PARI PASSU IN ALL RESPECTS, AS RECOMMENDED BY THE BOARD. ALL FRACTIONAL SHARES WHICH ARE ONE-HALF SHARE OR MORE WILL BE INCREASED TO THE NEXT HIGHER WHOLE NUMBER OF SHARES AND ALL FRACTIONAL SHARES WHICH ARE LESS THAN ONE-HALF SHARE WILL BE DECREASED TO THE NEXT LOWER WHOLE NUMBER OF SHARES. CONCURRENTLY WITH THE REVERSE SHARE SPLIT, IT IS HEREBY RESOLVED TO AMEND ARTICLE 4 OF THE COMPANY'S ARTICLES OF ASSOCIATION ACCORDINGLY, TO REFLECT THE EXECUTION OF THE REVERSE SHARE SPLIT AND THE INCREASE OF THE AUTHORIZED SHARE CAPITAL."

Notwithstanding approval of this proposal by the shareholders, the Board may, in its sole discretion, determine not to effect, and abandon, the Reverse Share Split without further action by the shareholders.

Approval of the amendment to the Company's Articles of Association to effect the Reverse Share Split and the increase of the authorized share capital requires the vote of an Ordinary Majority.

THE BOARD RECOMMENDS THAT SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS
RESOLUTION.

                                 PROPOSAL NO. 5

                     APPROVAL OF RE-APPOINTMENT OF AUDITORS

The Audit Committee has authorized the appointment of the accounting firm of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the independent certified public accountants of the Company for the year ending December 31, 2006 and for the period commencing January 1, 2007 and until the next annual shareholders meeting. The Audit Committee believes that the selection of Kost, Forer, Gabbay & Kasierer as independent accountants is appropriate and in the best interests of the Company and its shareholders. Subject to the authorization of the shareholders of the Company, the Audit Committee shall fix the remuneration of Kost, Forer, Gabbay & Kasierer in accordance with the volume and nature of their services.

The table below summarizes the audit and other fees paid (in thousands US$) by the Company and its consolidated subsidiaries to Kost Forer Gabbay & Kasierer, during each of 2005 and 2004:

                                YEAR ENDED         YEAR ENDED
                             DECEMBER 31, 2005  DECEMBER 31, 2004
                            ------------------  -------------------
Percentage                  AMOUNT  PERCENTAGE  AMOUNT   PERCENTAGE
                            ------  ----------  ------   ----------

Audit Fees(1)                $61        68%       $51        77%

Audit-Related Fees (2)       $ 4         4%       $ 4         6%

Tax Fees (3)                 $25        28%       $11        17%

         Total               $90       100%       $66       100%

(1) "Audit fees" includes annual audit fees for the Company and its subsidiaries as well as an audit for the registration statement filed in 2003.

(2) "Audit-related fees" are fees related to assurance and associated services that traditionally are performed by the independent auditor, including consultation concerning reporting standards.

(3) for services rendered to the Company during and/or pertaining to the year 2005 in connection with the following: tax related work, consulting services as to government grants, review of the financial statements, consultation as to various transaction and the like

The shareholders of the Company are requested to adopt the following resolution:

     "RESOLVED, TO RATIFY THE APPOINTMENT OF KOST, FORER, GABBAY & KASIERER AS THE INDEPENDENT PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2006 AND FOR THE PERIOD COMMENCING JANUARY 1, 2007 AND UNTIL THE NEXT ANNUAL SHAREHOLDERS MEETING, AND TO AUTHORIZE THE AUDIT COMMITTEE OF BOARD OF DIRECTORS TO FIX THE REMUNERATION OF SUCH AUDITORS IN ACCORDANCE WITH THE VOLUME AND NATURE OF THEIR SERVICES."

     Ratification of the appointment of Kost, Forer, Gabbay & Kasierer requires the vote of an Ordinary Majority.

     THE AUDIT COMMITTEE OF THE BOARD RECOMMENDS THAT THE SHAREHOLDERS VOTE "FOR" THE ADOPTION OF THIS RESOLUTION.

                                 PROPOSAL NO. 6

      REVIEW OF THE COMPANY'S BALANCE SHEET AS OF DECEMBER 31, 2005 AND THE
            CONSOLIDATED STATEMENT OF INCOME FOR THE YEAR THEN ENDED

     At the Meeting, shareholders will have an opportunity to review, ask questions and comment on the Company's Consolidated Balance Sheet as of December 31, 2005 and the Consolidated Statement of Income for the year then ended.

                                   ----------

     Management is not aware of any other matters to be presented at the Meeting. If, however, any other matters should properly come before the Meeting or any adjournment thereof, the proxy confers discretionary authority with respect to acting thereon, and the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

                             ADDITIONAL INFORMATION

     We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"), as applicable to foreign private issuers. Accordingly, we file reports and other information with the SEC. Shareholders may read and copy any document we file at the SEC's public reference rooms at 100 F Street, N.E., Washington, D.C. 20549. Shareholders can call the SEC at 1-800-SEC-0330 for further information on using the public reference room. In addition, similar information concerning us can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850 USA. All documents which we will file on the SEC's EDGAR system will be available for retrieval on the SEC's website at www.sec.gov and are also available for public review at the offices of the Company, at 32 HaShaham Street, Petach Tikva 49170, Israel.

     As a foreign private issuer, we are exempt from the rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations. Also, our officers, directors and principal shareholders are exempt from the reporting and "short-swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder, with respect to their purchases and sales of securities. In addition, we are not required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act.

By Order of the Board of Directors,
Daniel Kropf
Chairman of the Board of Directors
November 15, 2006